UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Libbey Inc. Retirement Savings Plan
Toledo, OH

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2018 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Detroit, MI
June 14, 2019

We have served as the auditor of the Plan since 2016.

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value	$102,756,429	$110,946,585
Notes receivable from participants	1,315,921	1,483,533
Employer and participant contributions receivable	—	499
Net assets available for benefits	$104,072,350	$112,430,617

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Investment income (loss):
Interest and dividends	$5,574,759
Net depreciation in fair value of investments	(13,624,882)
Total investment loss	(8,050,123)

Additions
Interest income on notes receivable from participants	66,010
Contributions:
Participants	6,434,080
Employer	2,780,237
Total contributions	9,214,317

Total investment loss and additions	1,230,204

Deductions
Participant withdrawals or benefits paid directly to participants	(9,392,647)
Administrative expenses	(107,149)
Total deductions	(9,499,796)

Net decrease in assets available for benefits prior to transfer	(8,269,592)

Net transfer to Libbey Inc. Supplemental Retirement Plan	(88,675)

Net decrease in assets available for benefits	(8,358,267)

Net assets available for benefits:
Beginning of year	112,430,617
End of year	$104,072,350

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 28, 2013 which was effective as of January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). The Plan is administered by the Committee, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. See "Company Stock" in Note 2 for limitations on investing in Libbey Inc. common stock. A participant may elect to change the percentage of eligible compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 6% of pretax contributions not to exceed 6% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

Within certain limitations of the Internal Revenue Code (IRC), a participant may also transfer into the Plan by making a rollover contribution from another qualified plan.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

At December 31, 2018 and 2017, Great-West Trust Company, LLC was the Plan's Trustee, and the Bank of New York Mellon was the sub-custodian of the Libbey stock fund. The Plan utilizes record keeping services from Great-West Financial Retirement Plan Services which is branded as Empower Retirement.

Investments

Participants may direct the investment of their contribution, the Company's matching contribution and their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily, within certain limitations. Including the various retirement target date funds, the Plan offers over 25 different mutual funds across several asset categories including US and International equities and fixed income funds, through ten registered investment companies, a stable value fund and Libbey Inc. common stock.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Total and permanent disability, as defined in the Plan, of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Financial hardship that complies with IRS regulations.

Benefits due upon death are generally paid in a lump sum or installments. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Payment of Benefits

Benefit payments to participants are recorded when paid. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2018.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
The Plan holds indirect investments in fully benefit-responsive investment contracts through the JP Morgan Stable Asset Income Fund. A plan participant's partial or full withdrawal or transfer of their investment in the JP Morgan Stable Asset Income Fund is valued at an amount which represents contributions made, plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

At December 31, 2018 and 2017, the Plan held $1,917,465 and $3,536,722, respectively, of Libbey Inc. common stock which represented approximately 2% and 3%, respectively, of net assets available for benefits. Dividends paid or deemed paid constitute applicable dividends per the IRC. During the year ended December 31, 2018, the Plan received dividend income of $53,050 from Libbey Inc.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares per provisions of the Plan. Participants have the same voting rights in the event of a tender or exchange offer.

Per provisions of a 2015 Plan amendment, the Company implemented a 20% limit on investments in Libbey Inc. common stock on July 1, 2016, to ensure portfolio diversity. Any contribution amount over 20% is redirected to the Plan's default fund, the JP Morgan SmartRetirement target date funds, based on the participant's age. A maximum of 20% of each participant's account balance can be invested in Libbey Inc. common stock. The participant is unable to transfer additional investments into the stock fund if Libbey Inc. common stock is more than 20% of the participant's account balance, or would be more than 20% as a result of the transfer. In addition, there is a 20% cap on future contributions to purchase Libbey Inc. common stock. At implementation on July 1, 2016, participants were not required to sell any shares of Libbey Inc. common stock greater than 20% of their account balance.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, consulting and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. As of December 31, 2018, participant loans have maturities through June 27, 2026 at interest rates ranging from 4.25% to 6.25%.

Transfers

Along with the Plan, the Company sponsors a defined contribution plan for union hourly employees. If employees change their status during the year, their account balances are transferred into or from the Libbey Inc. Supplemental Retirement Plan.

Excess Contributions Payable

The Plan is required to re-characterize or return contributions received during the Plan year in excess of the IRC limits.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

•	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

•
Common collective trust: Valued at NAV as a practical expedient, as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

There have been no changes in the methodologies used at December 31, 2018 and 2017. For the year ended December 31, 2018, there were no transfers between levels.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis as of December 31, 2018 and 2017 (Level 1, 2, and 3 inputs are defined above) are as follows:

	Fair Value Measurements Using Input Type December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies	$94,980,939	$—	$—	$94,980,939
Libbey Inc. common stock	1,917,465	—	—	1,917,465
Total investments in the fair value hierarchy	$96,898,404	$—	$—	96,898,404
Common collective trust measured at NAV (a)				5,858,025
Total investments				$102,756,429

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements Using Input Type December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$100,462,998	$—	$—	$100,462,998
Libbey Inc. common stock	3,536,722	—	—	3,536,722
Total investments in the fair value hierarchy	$103,999,720	$—	$—	103,999,720
Common collective trust measured at NAV (a)				6,946,865
Total investments				$110,946,585
___________________________________

(a)
Represents investments in a common collective trust. The JP Morgan Stable Asset Income Fund invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. There are no unfunded commitments at December 31, 2018. The Plan may terminate its interest in the JP Morgan Stable Asset Income Fund at any time as long as the funds will not be invested in an investment option determined by JPMorgan Chase Bank, N.A. to be a competing fund. Complete or partial Plan withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, as determined by the fund. As previously discussed in Note 2, the JP Morgan Stable Asset Income Fund is presented at fair value which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semi-monthly or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the participant must make arrangements with the record keeper to pay off the loan, otherwise it will be treated as a distribution to the participant after 90 days.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 1, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6. Parties-in-Interest

As described in Note 2, the Plan invests in Libbey Inc. common stock. In addition, certain plan investments are shares of a mutual fund managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in Libbey Inc. common stock and the mutual fund managed by Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Nonexempt Party-In-Interest Transactions

For a few employees, the Company remitted their participant contributions to the Trustee on a date that was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The December 8, 2017 participant contributions for three employees totaling $72 was remitted on March 21, 2018, and the March 15 and April 13, 2018 participant contributions for a few employees totaling $18 was remitted on May 2, 2018. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

9. Voluntary Compliance Resolution Program

During 2017, the Company failed to remit certain employee deferrals to the Plan aggregating to $72. These deferrals were included in the Plan’s employer receivable at December 31, 2017. In addition, during 2018, the Company was delinquent in remitting certain employee deferrals to the plan totaling $18. The late deposits (for 2017 and 2018) and associated lost earnings were subsequently remitted to the Plan during 2018. In November 2018, the DOL approved the Voluntary Fiduciary Correction Program (VFCP) application as originally submitted by the Company.

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2018

Participant Contributions Transferred Late to Plan		Total That Constitute Nonexempt Prohibited Transactions

Includes Late Participant Loan Repayments	Plan Year	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

No	2017	$—	$—	$—	$72

No	2018	$—	$—	$—	$18

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2018

	Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	Number of Shares/Units or Rate of Interest		Current Value

	Registered investment companies:
*	Harbor Capital Appreciation Fund	114,223	shares	$6,939,047
	Invesco Small Capital Growth Fund	125,350	shares	4,443,649
	Dodge & Cox Stock Fund	73,291	shares	12,665,341
	Cohen & Steers Realty Shares Fund	20,774	shares	815,378
	Dimensional
	DFA U.S. Small Cap Value	11,406	shares	342,194
	DFA U.S. Small Cap	115,381	shares	3,432,593
	DFA Emerging Markets Value	22,068	shares	592,536
	JP Morgan
	High Yield Fund	143,530	shares	974,567
	SmartRetirement 2020 Fund	185,535	shares	3,274,700
	SmartRetirement 2025 Fund	145,598	shares	2,521,751
	SmartRetirement 2030 Fund	206,166	shares	3,855,301
	SmartRetirement 2035 Fund	144,928	shares	2,617,408
	SmartRetirement 2040 Fund	103,994	shares	2,009,159
	SmartRetirement 2045 Fund	106,603	shares	1,963,625
	SmartRetirement 2050 Fund	74,963	shares	1,383,809
	SmartRetirement 2055 Fund	24,837	shares	515,128
	SmartRetirement 2060 Fund	2,195	shares	34,688
	SmartRetirement Income Fund	80,032	shares	1,344,540
	100% U.S. Treasury Money Market Fund	2,607,524	units	2,607,524
	American Funds Growth Fund of America	157,174	shares	6,709,777
	Federated Total Return Bond	437,861	shares	4,571,267
	Transamerica International Equity Fund	350,168	shares	5,445,110
	Vanguard
	Inflation-Protected Securities Fund	97,972	shares	2,398,352
	Total Bond Market Index Fund	448,056	shares	4,682,185
	FTSE All-World ex-US Index	67,922	shares	6,107,528
	Institutional Index Fund	55,960	shares	12,733,782
	Common collective trust:
	JP Morgan Stable Asset Income Fund	12,736	shares	5,858,025
	Common stock:
*	Libbey Inc. common stock	494,087	shares	1,917,465
	Total investments			102,756,429

*	Participant loans	Interest rates ranging from 4.25% to 6.25% with latest maturity date of June 27, 2026		1,315,921
	Net Assets			$104,072,350
___________________________________
* Indicates a party-in-interest to the Plan.
All investments are participant directed; therefore, cost information has not been presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 14, 2019	By:	/s/ Sarah J. Zibbel
Sarah J. Zibbel
Chairman Employee Benefits Committee
Senior Vice President and Chief Human Resources Officer of Libbey Inc.

		By:	/s/ James C. Burmeister
James C. Burmeister
Senior Vice President and Chief Financial Officer of Libbey Inc.